UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or Section 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 27, 2025

Focus Impact BH3 Acquisition Company
(Exact name of registrant as specified in its charter)

Delaware	001-40868	86-2249068
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1345 Avenue Of The Americas, 33rd Floor New York, NY	10105
(Address of principal executive offices)	(Zip Code)

(212) 213-0243
Registrant’s telephone number, including area code

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-half of one warrant	BHACU	OTC Pink
Class A Common Stock, par value $0.0001 per share	BHAC	OTC Pink
Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	BHACW	OTC Pink

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07	Submission of Matters to a Vote of Security Holders

As previously disclosed, on March 11, 2024, Focus Impact BH3 Acquisition Company, a Delaware corporation (“Focus Impact”) entered into that certain Business Combination Agreement (as amended, the “Business Combination Agreement”), by and among Focus Impact, Focus Impact BH3 NewCo, Inc., a Delaware corporation and wholly owned subsidiary of Focus Impact (“NewCo”), Focus Impact BH3 Merger Sub 1, LLC, a Delaware limited liability company and wholly owned subsidiary of NewCo, Focus Impact BH3 Merger Sub 2, Inc., a Delaware corporation and wholly owned subsidiary of NewCo and XCF Global Capital, Inc., a Nevada corporation (“XCF”). Pursuant to the Business Combination Agreement, the parties have agreed to consummate certain transactions (collectively, the “Business Combination”), subject to the terms and conditions of the Business Combination Agreement.

On July 31, 2024, in connection with the Business Combination, NewCo first publicly filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (No. 333-281116) (as amended, the “Registration Statement”) containing a proxy statement/prospectus (such proxy statement/prospectus in definitive form, the “Proxy Statement”), which Registration Statement was declared effective by the SEC on February 5, 2025, and Focus Impact commenced mailing of the Proxy Statement to stockholders on February 6, 2025.

On February 27, 2025, Focus Impact held a special meeting of its stockholders (the “Special Meeting”), at which stockholders holding 5,821,611 shares of common stock (consisting of 4,679,364 shares of Class A common stock of Focus Impact  (“Class A Common Stock”) and 1,142,247 shares of Class B common stock of Focus Impact (“Class B Common Stock”)) held of record as of January 16, 2025, the record date for the Special Meeting, were present virtually or by proxy, representing 84.12% of the voting power of Focus Impact’s common stock as of the record date for the Special Meeting, and constituting a quorum for the transaction of business. The proposal listed below is described in more detail in the Proxy Statement. A summary of the voting results at the Special Meeting is set forth below:

The stockholders approved the Business Combination Proposal and the voting results were as follows:

Proposal No. 1: The Business Combination Proposal (Class A Common Stock and Class B Common Stock, voting together as a single class)

For	Against	Abstain	Broker Non-Votes
5,821,611	0	0	0

As there were sufficient votes to approve the above proposal, the “Adjournment Proposal” described in the Proxy Statement was not presented to stockholders.

Item 8.01	Other Events.

Based on the results of the Special Meeting, and subject to the satisfaction or waiver of certain other closing conditions as described in the Proxy Statement, the transactions contemplated by the Business Combination Agreement are expected to be consummated in March 2025. Following the consummation of the Business Combination, the Class A Common Stock of NewCo (which will be renamed to XCF Global, Inc. at the close of the Business Combination) is expected to begin trading on The Nasdaq Capital Market under the new ticker symbol “SAFX”, subject to final listing approval.

In connection with the vote to approve the Business Combination Proposal, stockholders holding 1,208,570 shares of Class A Common Stock properly exercised their right to redeem their shares for cash.

As set forth in the Proxy Statement, the deadline by which Focus Impact public stockholders had to complete the procedures for electing to redeem their shares of Class A Common Stock, was 5:00 p.m., Eastern Time, on February 25, 2025. Stockholders may withdraw previously submitted redemption requests prior to the closing of the Business Combination, subject to approval by the board of directors of Focus Impact.

Stockholders may make such request by contacting our transfer agent, Continental Stock Transfer & Trust Company, at One State Street, 30th Floor, New York, New York 10004, Attn: Mark Zimkind (e-mail: mzimkind@continentalstock.com).

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. These forward-looking statements, including, without limitation, Focus Impact’s and XCF’s expectations with respect to future performance and anticipated financial impacts of the Business Combination and the acquisitions of New Rise Renewables, LLC and New Rise SAF Renewables Limited Liability Company (collectively, “New Rise”), estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share, the satisfaction of the closing conditions to the Business Combination and the timing of the consummation of the Business Combination, are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Focus Impact and its management, and XCF and its management, as the case may be, are inherently uncertain and subject to material change. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) changes in domestic and foreign business, market, financial, political, and legal conditions; (2) the amount of redemptions by Focus Impact’s public stockholders in connection with the Business Combination; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any agreements with respect to the Business Combination or with regard to the Company’s offtake arrangements; (4) the outcome of any legal proceedings that may be instituted against Focus Impact, XCF, NewCo or others; (5) the inability of the parties to successfully or timely close the Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect NewCo or the expected benefits of the Business Combination or that the approval of stockholders is not obtained; (6) changes to the proposed structure of the proposed transactions that may be required or appropriate as a result of applicable laws or regulations; (7) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (8) the ability of XCF to integrate the operations of New Rise and implement its business plan on its anticipated timeline, including the inability to launch commercial operations in the New Rise plant in Reno, Nevada in the near future; (9) the risk that the proposed transactions disrupt current plans and operations of Focus Impact or XCF as a result of the announcement and consummation of the proposed transactions; (10) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of NewCo to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (11) costs related to the proposed transactions; (12) changes in applicable laws or regulations; (13) risks related to extensive regulation, compliance obligations and rigorous enforcement by federal, state, and non-U.S. governmental authorities; (14) the possibility that Focus Impact, XCF or NewCo may be adversely affected by other economic, business, and/or competitive factors; (15) the availability of tax credits and other federal, state or local government support; (16) risks relating to XCF’s and New Rise’s key intellectual property rights; and (17) various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the final prospectus relating to the initial public offering of Focus Impact, dated October 4, 2021, and other filings with the SEC from time to time, including the Registration Statement. If any of the risks actually occur, either alone or in combination with other events or circumstances, or Focus Impact’s or XCF’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Focus Impact or XCF does not presently know or that it currently believes are not material that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Focus Impact’s or XCF’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. These forward-looking statements should not be relied upon as representing Focus Impact’s or XCF’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements. While Focus Impact or XCF may elect to update these forward-looking statements at some point in the future, Focus Impact and XCF specifically disclaim any obligation to do so.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 3, 2025

FOCUS IMPACT BH3 ACQUISITION COMPANY

By:	/s/ Carl Stanton
Name:	Carl Stanton
Title:	Chief Executive Officer